October 15, 2014

VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ixia

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed June 23, 2014

Form 10-Q/A for the Quarterly Period Ended June 30, 2013

Filed June 23, 2014

File No. 000-31523

Dear Mr. Cascio:

This letter sets forth the responses of Ixia (sometimes referred to herein as the “Company”) to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 29, 2014, with respect to the above referenced filings. The Company has duplicated the comments set forth in the comment letter in this letter and has provided responses to each comment. The Company hopes that the responses set forth below answer your questions and resolve any concerns you may have.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies and Estimates, page 49

Goodwill, page 52

1.	We see you have recorded significant goodwill in connection with recent acquisitions. In light of the significance of goodwill to your total assets, in future filings please describe how you determine the fair value of your reporting unit for goodwill impairment testing purposes. Further, if you conclude that your reporting unit is at risk of failing step one of the impairment testing model, please also consider the following in future filings:

•	Disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Describe the key assumptions used and how the key assumptions were determined;

•	Describe the degree of uncertainty associated with the key assumptions; and,

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you believe your reporting unit is not at risk of failing step one of the impairment testing model, please disclose that conclusion.

In future filings, the Company will disclose in its discussion of critical accounting policies and estimates how the Company determines the fair value of its reporting unit for goodwill impairment testing purposes. Additionally, if the Company concludes that its reporting unit is at risk of failing step one of the goodwill impairment testing model, the Company will in future filings disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The key assumptions used and how the key assumptions were determined;

•	The degree of uncertainty associated with the key assumptions; and

•	Potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if the Company concludes that its reporting unit is not at risk of failing step one of the goodwill impairment testing model, the Company will in future filings disclose that conclusion.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

Results of Operations, page 54

Revenues, page 55

2.	We see in Note 5 to your financial statements you disclose revenues from two product lines, including network test and network visibility. Tell us why the revenue discussion in MD&A should not be disaggregated to separately address product and service revenues from each product line.

For the reasons discussed below, the Company believes that the revenue discussion on page 55 of the Form 10-K in Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) provides information that is sufficient for a meaningful understanding of the Company’s business and revenues, including revenue drivers and trends, for the Company’s 2012 and 2013 fiscal years.

The Company believes that separately addressing product and services revenues and separately identifying revenues resulting from acquired businesses is important to an understanding of the Company’s business. The Company therefore separately addresses in the revenue discussion product and services revenues and also separately identifies for each year product and services revenues resulting from its acquisitions of Anue Systems, Inc. (“Anue”) and BreakingPoint Systems, Inc. (“BPS”) in June 2012 and August 2012, respectively, and its acquisition of Net Optics, Inc. (“Net Optics”) in December 2013.

The Company does not believe, at least for these particular fiscal years, that it would provide additional meaningful information by further disaggregating the revenue discussion to separately address, by product line, product and services revenues. Substantially all of the Company’s product and services revenues from its network visibility product line result from the Company’s acquisitions of Anue in 2012 and Net Optics in 2013. Before June 2012, the Company did not have a network visibility product line, and, for 2012 and 2013, revenue results from the network visibility product line are not comparable given the timing of the Anue and Net Optics acquisitions. The product line contributed revenues for a period of only seven months following the 2012 Anue acquisition (as compared to a full 12 months of Anue-related revenues in 2013) and, during 2013, the Net Optics-related business contributed revenues for a period of 26 days following the Net Optics acquisition. Given these facts, the Company does not believe, for example, that a year-over-year comparison of the product line revenues would be meaningful.

The Company also believes that the revenue discussion in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 provides information that is sufficient to an understanding of revenues relating to its network test product line. In the discussion, the Company excludes the effects of the 2012 and 2013 acquisitions and discloses that total revenues decreased by 9.6% from 2012 to 2013 and that services revenues increased by 4.2% from 2012 to 2013. Substantially all of the revenues from the Company’s network visibility product line are included in the acquisition-related results and therefore have been excluded. If the Company were to disaggregate the discussion to address the two product lines separately, the Company would similarly exclude acquisition-related results, which would result in year-over-year comparisons for the network test product line that are substantially the same as those included in the current revenue discussion.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

For purposes of future filings, the Company will continue to assess whether it should disaggregate the revenue discussion to address separately product and services revenues for each of its product lines. If the Company determines that any such discussion is appropriate and meaningful to an understanding of the Company’s business, the Company will add further discussion. With respect to the Form 10-K, however, the Company respectfully submits that such further disaggregation of the discussion of product and services revenues by product line for 2012 and 2013 would not provide meaningful information to investors and other users of the Company’s financial statements. For this reason and for the other reasons discussed above, the Company therefore believes that its discussion of product line revenues as set forth in the MD&A is appropriate.

Restructuring, page 56

3.	You disclose that you have incurred costs for various restructuring plans. Tell us how your disclosures about these plans consider the guidance from the question under SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from an exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

The Company believes that its disclosure regarding incurred costs for the Company’s various restructuring plans, as set forth in the MD&A and in Note 4 (Restructuring Costs) to the Consolidated Financial Statements, provide the disclosures required by Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 420, Exit or Disposal Cost Obligations. These disclosures include the following, which are referenced in Staff Accounting Bulletin (“SAB”) Topic 5-P.4.:

•	A description of the exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date;

•	For each major type of cost associated with the activity:

(1) The total amount expected to be incurred in connection with the activity, the amount incurred in the relevant period, and the cumulative amount incurred to date; and

(2) A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reasons therefore; and

•	The line item in the Consolidated Statements of Operations in which such costs are aggregated.

The Company acknowledges that we did not quantify and disclose in the MD&A, as discussed in SAB Topic 5-P.4., the effects on future earnings and cash flows expected to result from such

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

restructuring plans and the periods in which such effects are expected to be realized, any anticipated increases in other expenses or reduced revenues expected as a result of the restructuring plans and all of the income statement line items to be impacted. In applicable future filings with the Commission and consistent with the requirements of SAB Topic 5-P.4., the Company will discuss the material effects of the Company’s 2013 restructuring actions together with the effects of the Company’s 2014 restructuring actions in the MD&A. Additionally, if anticipated savings are not achieved as expected or if they are achieved in periods other than as expected, in applicable subsequent filings with the Commission, the Company will discuss the reasons for the variation and any likely effects on future operating results and liquidity.

Item 8. Financial Statements, page 126

Note 1. Description of Business, page 134

Goodwill, page 137

4.	In light of your recent acquisitions, describe to us the factors you considered in concluding that you continue to have a single reporting unit. Refer to FASB Topic 350-20.

FASB ASC 350, Intangibles – Goodwill and Other, and specifically ASC 350-20-20, defines a reporting unit as “an operating segment or one level below an operating segment (referred to as a component).” ASC 350-20-35-34 provides that a “component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management regularly reviews the operating results of that component.” In defining a component, ASC 205, Presentation of Financial Statements, and specifically ASC 205-10-20, states that “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”

First, in order to identify the proper reporting unit(s) in accordance with the guidance set forth in ASC 350-20-35-33 through ASC 350-20-35-36, the Company identified its operating segment(s) in accordance with ASC 280, Segment Reporting. ASC 280-10-50-1 provides that an operating segment is a component of a public entity that has three specified characteristics. In making its assessment and in accordance with ASC 280-10-50-1, the Company therefore evaluated (i) whether its component engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other potential components of the Company), (ii) the manner in which the Company’s operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the component and assess its performance, and (iii) the availability of discrete financial information for the component.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

In evaluating such factors, the Company considered its organizational structure and the manner in which financial information is captured and assessed by the Company’s CODM. The Company’s CODM is its Chief Executive Officer (“CEO”), and the Company’s business has historically been, and even after the Company’s recent acquisitions continues to be, organized by function in one unified corporate structure. The Company is not organized, either operationally or for financial reporting purposes, as segregated business units, based on acquired companies or by geographical locations that have their own management structures and/or that are tracked separately for financial reporting purposes. The Company’s organizational structure is such that all key functional areas, including without limitation, sales, marketing, administration, finance, legal, human resources, manufacturing and product development, report directly to the CEO. For example, in sales, all of the Company’s products are sold by sales teams that report to one sales Vice President (or Director), who then reports to the Company’s Senior Vice President, Worldwide Sales, who then reports to the CEO. The Company does not have product line managers that are directly accountable to the CODM in connection with operating activities, financial results, forecasts or plans.

The Company establishes and monitors its operating budgets and forecasts on a Company-wide basis by functional area, and its CODM relies on the Company’s consolidated financial information to allocate resources, to assess performance and to compensate executives and employees. For example, the Company’s executive officer and employee bonus plans and its performance-based equity incentive grants to executive officers are tied to financial metrics that are based on financial measures derived from the Company’s consolidated financial results. The Company also tracks internally gross margin and income (loss) from operations on a consolidated basis only.

The Company’s fundamental organizational and management structure and the manner in which financial information is captured and assessed for the Company’s internal purposes and for its financial reporting have not significantly changed as a result of its acquisitions, including its relatively recent acquisitions of Net Optics in December 2013, BPS in August 2012 and Anue in June 2012. The Company has incorporated the acquired businesses into the Company’s existing infrastructure and systems; the Company has not established them, either operationally or for financial reporting purposes, as separate business units. Promptly following each acquisition, the Company integrated the key operations of the acquired business, such as manufacturing and sales, into the Company’s existing organizational and operational structure. All key functional areas then report to Ixia’s functional Vice Presidents who ultimately report to the Company’s CEO. The Company has also integrated certain of the acquired technologies with the legacy Ixia technology to leverage the acquired development teams and technologies. Once the Company has acquired a business, the Company also does not maintain discrete financial information for the acquired businesses that is regularly reviewed.

Based on the Company’s evaluation of the factors set forth above and in ASC 280, the Company has concluded that it operates within a single operating segment.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

The Company next considered factors to determine whether there could be any components within its single operating segment that meet the criteria to be deemed a reporting unit. The Company is functionally organized as described above, and the Company evaluated whether its functional areas could be considered components which could also meet the definition of a reporting unit. The Company determined that none of these functional areas is a component that constitutes a reporting unit after applying the guidance set forth in ASC 350-20-55-3 through ASC 350-20-55-5, and primarily based on the view that such functional areas individually do not constitute a business as defined in ASC 805, Business Combinations, and thus do not meet one of the criteria set forth in ASC 350-20-35-34 for a component to be deemed a reporting unit. Principally for the reasons discussed above, the Company has determined that notwithstanding the Company’s recent acquisitions, the Company does not have any components that are one level below the Company’s single operating segment, which meet the criteria to be reporting units, as the acquired businesses were promptly integrated into the Company’s functional structure.

Revenue Recognition, page 138

Multiple Element Arrangements and Allocation of Value, page 139

5.	We see on page 140 that you determine vendor specific evidence (“VSOE”) of fair value based on a bell-shaped curve approach. Please describe to us the nature of the bell-shaped curve approach and its application in your policy. Please discuss the methodology for determining the bell-shaped curve utilized in your model and describe how the curve varies amongst transactions or when specific elements are sold separately.

Vendor specific objective evidence (“VSOE”) of fair value typically only exists for the Company’s technical support, warranty and software maintenance services (“Support”). On a regular basis, the Company separately sells Support upon the expiration of the initial contractual periods included in an initial sales arrangement (“Support Renewals”). The population of Support Renewals that is used in the bell-shaped curve approach to establish VSOE of fair value of Support consists of actual sales prices charged to customers for Support Renewals and includes only Support Renewals sold separately on a stand-alone basis. The Company reviews these stand-alone sales of its Support Renewals for VSOE of fair value of its Support on a quarterly basis (“VSOE Analysis”).

The Company’s pricing for Support Renewal transactions is generally based on a percentage of the Company’s list price for the product for which the Support Renewal is being purchased. When pricing conditions vary significantly, the actual sales prices for Support Renewals often differ based on the pricing conditions. Under those circumstances, the Company further stratifies the population of stand-alone sales of its Support Renewals based on Support Renewal pricing conditions and separately analyzes these subgroups of Support Renewal transactions. The Company’s Support Renewal pricing conditions consist of the underlying product type, product family, customer type and the geographic region in which the sale is made. For example, the two largest subgroups of the Company’s software license Support Renewals evaluated in its fiscal year 2013 VSOE Analysis are associated with “corporate” customers for the Company’s network test product line and are based on sales arrangements that are governed by region-specific price lists for each of two regions, namely the “U.S.” (United States) and “EMEA/APAC” (Europe, Middle East and Africa and Asia Pacific).

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

VSOE of fair value has been established using the bell-shaped curve approach for a subgroup when a substantial majority (generally greater than 75%) of the transactions are priced within a reasonably narrow range (generally plus or minus 15% from the list price, which approximates the median). For example, for the two largest subgroups of the software license Support Renewals for “corporate” customers for the Company’s test product family for sales arrangements governed by the U.S. and EMEA/APAC price lists, 97% and 98%, respectively, of the stand-alone Support Renewal transactions are within 15% of the median.

Form 10-Q/A for the Quarterly Period Ended June 30, 2013

Note 14. Restatement, page 20

Quarterly financial statements as of and for the three and six months ended June 30, 2013, page 20

6.	We see that you have restated your financial statements for the quarterly periods ended March 31, 2013 and June 30, 2013 to correct errors related to revenue recognition. Please help us better understand your disclosure by responding to the following:

•	Describe for us whether each of the revenue errors identified resulted from the misapplication of your revenue recognition policy or if your policy at the time of these transactions did not properly reflect the authoritative accounting literature. Please tell us whether as a result of these errors you have revised or modified your revenue recognition polices.

•	Describe for us in greater detail the transactions which resulted in revenue recognition prior to delivering product functionality or other deliverables. Describe the deliverables in these arrangements and discuss the timing of their eventual delivery and recognition of revenue.

The Company’s revenue recognition policies are governed by the provisions of ASC 605, Revenue Recognition, and ASC 985-605, Software Revenue Recognition. Prior to the identification of the revenue recognition errors associated with the restatement of the Company’s financial statements for the quarterly periods ended March 31, 2013 and June 30, 2013, the Company’s revenue recognition policies were general in nature and, as a result, the Company’s revenue recognition policies only generally addressed the revenue recognition associated with the sales transactions for which revenue errors were identified. These errors resulted from the misapplication of the Company’s revenue recognition policies to particular transactions primarily as a result of material weaknesses in the Company’s internal control over financial reporting, including the absence at the time of such transactions of internal controls designed to appropriately identify, assess and account for the transactions. As a result of the errors, the Company has enhanced its accounting policies and will continue to enhance the documentation, oversight and monitoring of its accounting policies and procedures relating to revenue recognition, including policies and procedures relating to the application of the Company’s revenue recognition policies to specific transactions. The Company is also developing and preparing to implement a training program for executives, finance and accounting personnel, operations personnel, sales personnel and other personnel involved in the sales process to enhance awareness and understanding of the Company’s revenue recognition policies and accounting policies and procedures.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

Set forth below is a brief description of the transactions that are referred to in subpart (i) of the second bullet points in Note 13 (Restatement) and Note 14 (Restatement), as applicable, to the restated financial statements included in the Company’s Amendments on Form 10-Q/A to the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013. Prior to the restatement of such financial statements, the referenced transactions resulted in the Company’s recognition of revenue prior to the Company’s delivery of product functionality or other deliverables. The descriptions set forth below include a brief description of the deliverables associated with the arrangements, as well as a discussion of the timing of the eventual delivery of the deliverables and of the Company’s recognition of revenue for the transactions.

Transaction #1

Description of Transaction: The Company sold software product, post-contract support (“PCS”) and professional services to a customer in the second quarter of 2011. The Company had also at such time sold, and committed to develop certain software features for use with the product. The Company incorrectly recognized the revenues in the first quarter of 2013 upon completion of the initial professional services engagement but had not developed and delivered the software features mentioned above.

Corrected Revenue Recognition: The Company corrected its recognition of revenue to defer revenue related to the underlying software (which fell within the scope of ASC 985-605) from the sale of the software product, PCS and professional services as the Company did not have VSOE of the fair value for the development of the features the customer had ordered. Subsequently, in the first quarter of 2014, the customer requested a change to the order which removed the requirement for the development of the additional specified features and requested an extension of the then current PCS period in lieu of the development of these specified features. When the customer requested the removal of the development of these specified features as a requirement, the Company recognized revenue for the software element based on the residual method, recognized revenue for the related PCS to the extent that the PCS had been earned and deferred the recognition of revenue for the VSOE of the fair value of the unearned PCS.

Timing of Revenue Recognition: The Company recognized the product revenue, the earned PCS and the professional services revenue in the first quarter of 2014. The PCS that was unearned in the first quarter of 2014 was recognized in subsequent quarters, commensurate with the PCS service period.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

Transaction #2

Description of Transaction: The Company sold software product to a customer in the first and second quarters of 2013 and the customer was entitled to all future software upgrades for the product as long as the customer remained current in paying for PCS. The Company incorrectly recognized revenue in the first quarter of 2013 upon delivery of the software product.

Corrected Revenue Recognition: The Company deferred its recognition of revenue for the software product and is recognizing revenue for the software product over the term of the underlying PCS period.

Corrected Timing of Revenue Recognition: The Company recognized revenue ratably over the underlying PCS period in various quarters commencing the first and second quarters of 2013.

Transaction #3

Description of Transaction: The Company sold hardware, software and extended support to a customer. The Company also committed to provide the customer with future functionality (i.e., the product would support third generation (3G) mobile telecommunications technology) for the purchased product. The Company incorrectly recognized the product revenue in the second quarter of 2013 upon delivery of the product before it had delivered the functionality.

Corrected Revenue Recognition: The Company did not deliver the promised functionality; however, in lieu of requiring such functionality, the customer agreed to accept additional products at a later date (“concession”). The Company deferred all revenues until the concession was provided, which satisfied the Company’s obligations with respect to the deliverables.

Corrected Timing of Revenue Recognition: The Company recognized product revenue and the support to the extent that the support was earned in the fourth quarter of 2013. The support that was unearned in the fourth quarter of 2013 was recognized in subsequent quarters, commensurate with the support service period.

Transaction #4

Description of Transaction: As part of a support renewal contract entered into in the second quarter of 2013 with a customer, the customer was entitled to certain deliverables under the support contract at unspecified times throughout the support period. The Company separately committed to provide the customer with such deliverables for the supported products at specific times throughout a particular year. The Company incorrectly recognized revenue ratably over the support service period under the support contract beginning in the second quarter of 2013.

Corrected Revenue Recognition: Ixia deferred the revenue for the transaction until the deliverables had been delivered and then upon such delivery recognized the VSOE of the fair value of the related support to the extent that the support fees had been earned and deferred the recognition of the VSOE of the fair value of the unearned support fees.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

Corrected Timing of Revenue Recognition: The Company recognized revenue for the support fees in the fourth quarter of 2013 to the extent that the support was earned. The support fees that were unearned in the fourth quarter of 2013 were recognized in subsequent quarters, commensurate with the support service period.

7.	We see discussion of forfeitures and re-grants of certain equity awards in this and other subsequent filings through the most recent Form 10-Q. For clarity, please provide us a quantified history of forfeitures and actual or deemed re-grants of equity awards related to the restatements. Clarify whether forfeitures relate to the restatements announced in April 2013 or April 2014, clarify how the timing of recognition of forfeitures and re-grants was determined and explain what you mean when you indicate that an award has been “deemed” to be re-granted. Further, fully explain to us how you valued and accounted for the forfeitures and subsequent actual or deemed re-granted equity awards.

As described in more detail below, the deemed forfeitures and re-grants of certain equity awards relate to the Company’s April 2013 restatement of certain of its previously issued financial statements.

By way of background, on each of March 12, 2010, February 8, 2011 and February 2, March 16 and May 11, 2012, the Company granted performance-based equity incentive awards (each, a “Performance Grant,” and, collectively, the “Performance Grants”) to certain officers of the Company. The grant agreements (the “Grant Agreements”) evidencing the Performance Grants provided that the Performance Grants could become earned and eligible for vesting based on the extent to which the Company achieved certain financial performance goals over two fiscal years, specifically 2010 and 2011 for the Performance Grants awarded in 2010 (the “2010/2011 Performance Grants”), 2011 and 2012 for the Performance Grants awarded in 2011 (the “2011/2012 Performance Grants”) and 2012 and 2013 for the Performance Grants awarded in 2012 (the “2012/2013 Performance Grants”). The Performance Grants would become earned and eligible for vesting upon the filing of the Company’s Annual Report on Form 10-K for the second year in the two-year measurement period, provided the officer remained an employee through the date of such filing and provided the minimum performance target was achieved. The extent (if any) to which the Performance Grants were actually earned would thereafter be certified by the Compensation Committee (the “Committee”) of the Company’s Board of Directors. 50% of any earned Performance Grants would vest on the date of such certification, and the remaining 50% would vest in eight equal quarterly installments thereafter. The Grant Agreements also include certain forfeiture provisions that provide for automatic forfeiture of unvested awards in connection with the restatement, of all or a part of the applicable two-year measurement period, of the Company’s financial statements to reflect a less favorable financial condition and/or less favorable results of operations.

On April 3, 2013, the Company determined to restate, and in its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) subsequently restated, certain of the Company’s previously issued financial statements, including for the fiscal years ended December 31, 2010 and 2011, the quarters and year-to-date periods in the year ended December 31, 2011, the

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

quarter ended March 31, 2012 and the quarters and year-to-date periods ended June 30, 2012 and September 30, 2012 (collectively, the “Superseded Financial Statements”).

At the time of the April 2013 restatement, the Company did not interpret the forfeiture provisions to result in the automatic forfeiture of all or any part of the Performance Grants.

In 2014, however, in connection with the Company’s preparation of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and Annual Report on Form 10-K for the year ended December 31, 2013, the Company reviewed whether the forfeiture provisions in the Grant Agreements should instead be interpreted to result in the automatic forfeiture, due to the April 2013 restatement, of all of the then unvested and outstanding Performance Grants. Following such review, the Company determined that, for accounting purposes, the Company would deem the then Performance Grants that were unvested at the time of the restatement to have been automatically forfeited as a result of such restatement. The Company, however, decided to let the employees retain these awards and allow for continued vesting based on achievement of performance targets under the Superseded Financial Statements. Due to such deemed forfeitures and the Company’s decision to allow employees to retain the Performance Grants, the Company also determined to deem the: (i) 2010/2011 Performance Grants to have been re-granted on April 12, 2013, which is the date on which the Committee certified the extent to which the 2011/2012 Performance Grants discussed below had been earned, (ii) 2011/2012 Performance Grants to have been re-granted on April 12, 2013, which is the date on which the Committee certified the extent to which the 2011/2012 Performance Grants had been earned, and (iii) 2012/2013 Performance Grants to be re-granted on the date on which the Committee in 2014 certified the extent to which they had been earned.

Set forth below is a quantified history of the above-described deemed forfeitures and deemed re-grants of the Performance Grants:

Original Grant Year	Grant Type	Deemed Forfeiture Date	Number of Shares Deemed Forfeited	Deemed Re- grant Date	Number of Shares Deemed Re-granted
2010	Non-Statutory Stock Options	April 3, 2013	141,875	April 12, 2013	141,875
2011	Non-Statutory Stock Options	April 3, 2013	453,500	April 12, 2013	453,500
2012	Non-Statutory Stock Options	April 3, 2013	227,000	June 24, 2014	145,000*
2012	Restricted Stock Units	April 3, 2013	75,567	June 24, 2014	48,267*

*	As indicated above, a condition to earning the Performance Grants is that the officer remain an employee of the Company. Two officers who were deemed to have forfeited Performance Grants in April 2013 were not employed by the Company on the date of the deemed re-grant of certain of those awards in June 2014. The number of the Performance Grants deemed re-granted in June 2014 was for this reason less than the related number of Performance Grants deemed forfeited.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

All stock-based compensation expense that was previously recognized related to the Performance Grants (for the unvested shares) was reversed on the date of the deemed forfeitures in April 2013. The Performance Grants that were deemed to be re-granted were then accounted for at their estimated fair values on their respective dates of re-grant. In determining the fair values of the Performance Grants as of such dates, the Company applied the Black-Scholes option-pricing model for the non-statutory stock options that were included within such Performance Grants and the closing sales price of the Company’s Common Stock on the date of the deemed re-grant for the restricted stock units that were included within such Performance Grants. The assumptions utilized in the Black-Scholes option-pricing model (i.e., expected lives, risk-free interest rates, dividend yield and volatility) were then updated to reflect the applicable updated terms of the Performance Grants.

*     *     *

In providing the above responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

October 15, 2014

The Company, in conjunction with its counsel and its auditors, has worked diligently to respond to your comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns you may have had. If you wish to discuss this letter, or if you have further questions, please feel free to call me at (818) 444-3190.

Sincerely,

/s/ Brent Novak

Brent Novak

Chief Financial Officer

Ixia

26601 W. Agoura Road

Calabasas, CA 91302

cc:	Ronald W. Buckly
Senior Vice President, Corporate Affairs and
General Counsel, Ixia